September 12, 2017

VIA EDGAR

Office of the Secretary

Room 10195

Mail Stop 1090

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Azul S.A.

Registration Statement on Form F-1 (Registration No. 333-220433)

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the “Act”), we as representatives of the several underwriters, hereby join in the request of Azul S.A., a sociedade por ações organized under the laws of the Federative Republic of Brazil (the “Company”), that the effective date of the Company’s Registration Statement on Form F-1 (File No. 333-220433) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission (the “Commission”) so that the Registration Statement will become effective at 2:30 pm, Eastern Time, on September 14, 2017 or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we, as representatives of the several underwriters, have distributed approximately 125 copies of the Preliminary Prospectus dated September 12, 2017 (the “Preliminary Prospectus”) through the date hereof, to underwriters, dealers, institutions and others.

In connection with the distribution of the Preliminary Prospectus for the above referenced issue, the underwriters have confirmed that they have a will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours
Citigroup Global Markets Inc.
Deutsche Bank Securities, Inc.
Itau BBA USA Securities, Inc.
As representatives of the several underwriters.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

Citigroup Global Markets Inc.

By:	/s/ JUAN CARLOS GEORGE
Name:	Juan Carlos George
Title:	Managing Director

By:	/s/ RICHARD R. SOTO
Name:	Richard R. Soto
Title:	Vice President

[SIGNATURE PAGE TO ACCELERATION REQUEST LETTER]

Deutsche Bank Securities, Inc.

By:	/s/ MARK SCHWARTZ
Name:	Mark Schwartz
Title:	Managing Director

By:	/s/ JEREMY FOX
Name:	Jeremy Fox
Title:	Managing Director

[SIGNATURE PAGE TO ACCELERATION REQUEST LETTER]

Itau BBA USA Securities, Inc.

By:	/s/ RODERICK GREENLEES
Name:	Roderick Greenlees
Title:	Director Executivo

By:	/s/ PEDRO GARCIA DE SOUZA
Name:	Pedro Garcia de Souza
Title:	Senior Vice President

[SIGNATURE PAGE TO ACCELERATION REQUEST LETTER]